Exhibit (23)

Consent of Independent Registered Public Accounting Firm

Potlatch Forest Products Corporation, Plan Administrator

Potlatch Forest Products Corporation Salaried Employees’ Savings Plan:

We consent to the incorporation by reference in the Registration Statements (Nos. 33-54515, 333-28079 and 333-74956) on Form S-8 of Potlatch Corporation of our report dated June 9, 2008 with respect to the statements of net assets available for benefits of Potlatch Forest Products Corporation Salaried Employees’ Savings Plan, as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedule H, line 4i – schedule of assets (held at end of year), as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of Potlatch Forest Products Corporation Salaried Employees’ Savings Plan.

/S/ KPMG LLP

Portland, Oregon

June 9, 2008